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                            May 16, 2022

       Heather Pomerantz
       Chief Financial Officer
       Freshpet, Inc.
       400 Plaza Drive, 1st Floor
       Secaucus, New Jersey 07094

                                                        Re: Freshpet, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36729

       Dear Ms. Pomerantz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 33

   1.                                                   We note your non-GAAP
adjustments for "launch expenses" and "plant start-up
                                                        expenses." Considering
marketing costs, freight costs and "operating costs" of new
                                                        manufacturing lines
appear to represent normal, recurring, cash operating expenses necessary to operate
your business, please remove these adjustments from future
                                                        filings. Refer to
Question 100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations. If you believe these adjustments are in compliance with non-
                                                        GAAP rules, please
advise.
       Note 1 - Summary of Significant Accounting Policies
       Equity method investment, page 49

   2. We note that you acquired a 19% interest in a "privately held company" that you account
 Heather Pomerantz
Freshpet, Inc.
May 16, 2022
Page 2
         for using the equity method. Pursuant to ASC 323-10-50-3a., please tell us and disclose in future filings the name of the investee and how you exercise significant influence over the investee despite an ownership interest below 20%.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameHeather Pomerantz                           Sincerely,
Comapany NameFreshpet, Inc.
                                                              Division of
Corporation Finance
May 16, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName